[Letterhead of Sullivan & Cromwell LLP]

December 7, 2023

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:	Gregory Herbers
Geoff Kruczek

Re:	Next.e.GO N.V. Registration Statement on Form F-1 Filed November 14, 2023 File No. 333-275553

Ladies and Gentlemen:

On behalf of our client, Next.e.GO N.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously filed a registration statement on November 14, 2023 (the “Registration Statement”) with the Commission.

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of December 1, 2023 with respect to the above referenced Registration Statement. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures on the cover page of the Amendment No. 1.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission	-2-
Division of Corporation Finance
Office of Manufacturing

2.	Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a warrant exchange occurred in connection with the consummation of the Business Combination as described in the registration statement on Form F-4. All public shares were converted into Ordinary Shares. In connection with the Senior Secured Notes, the Company has issued Penny Warrants and the Company has revised its disclosure accordingly on the cover page and the MD&A on page 94 of the Amendment No. 1.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page, in the risk factors on page 18 and the MD&A on page 94 of the Amendment No. 1.

Risk Factors, page 18

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included an additional risk factor entitled “Certain of the Selling Shareholders acquired their securities at a price that is less than the market price of our Ordinary Shares as of the date of this prospectus. As a result, such Selling Shareholders may earn a positive rate of return even if the price of our Ordinary Shares declines and may be willing to sell their shares at a price less than shareholders that acquired our shares in the public market.” on page 18 of the Amendment No. 1.

Securities and Exchange Commission	-3-
Division of Corporation Finance
Office of Manufacturing

Management’s Discussion and Analysis of Financial Condition, page 82

5.	We note that the projected revenues for 2023 were €440.3 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note the disclosure on page 135 of the Form F-4 regarding the changes in assumptions underlying the projections and that you believe projected volumes for 2024 continue to be reasonable. We also note that your actual revenues for the Six Months Ended June 30, 2023 was approximately €256,000. It appears that you will miss your 2023 revenue projection and it appears you will also miss 2024 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in the risk factors on page 18 and the MD&A on pages 94 and 97 of the Amendment No. 1.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that ND Group, B.V., a beneficial owner of over 45% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 94 of the Amendment No. 1.

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page, in the risk factors on page 18 and the selling shareholders section on page 126 of the Amendment No. 1.

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Securities and Exchange Commission	-4-
Division of Corporation Finance
Office of Manufacturing

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Eelco Van Der Leij, Next.e.GO N.V.
Ali Vezvaei, Next.e.GO N.V.